================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)



   Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria
                                   Cresud Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, Par Value 1.00 Peso per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    226406106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 March 14, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

----------------------------------------------------------------------                ---------------------------------------------
CUSIP No. 226406106                                                         13D                          Page 2
----------------------------------------------------------------------                ---------------------------------------------
------------------------ ----------------------------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON:                                            Leucadia National Corporation
------------------------ ----------------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS:                       N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                New York
------------------------ ----------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                    -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ---------------------------------------------------------- ---------------
                         8         SHARED VOTING POWER:                                           41,536,863
                         --------- ---------------------------------------------------------- ---------------
                         9         SOLE DISPOSITIVE POWER:                                               -0-
                         --------- ---------------------------------------------------------- ---------------
                         10        SHARED DISPOSITIVE POWER:                                      41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           8.1%*
------------------------ ----------------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------




---------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.



                                       2

----------------------------------------------------------------------                ---------------------------------------------
CUSIP No. 226406106                                                         13D                          Page 3
----------------------------------------------------------------------                ---------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON:                                            Phlcorp, Inc.
------------------------ ----------------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS:                       N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                Pennsylvania
------------------------ ----------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                    -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ---------------------------------------------------------- ---------------
                         8         SHARED VOTING POWER:                                           41,536,863
                         --------- ---------------------------------------------------------- ---------------
                         9         SOLE DISPOSITIVE POWER:                                               -0-
                         --------- ---------------------------------------------------------- ---------------
                         10        SHARED DISPOSITIVE POWER:                                      41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           8.1%*
------------------------ ----------------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------




---------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.


                                       3

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 226406106                                                   13D                            Page 4
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSON:                                            Baldwin Enterprises, Inc.
------------------------ ----------------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS:                       WC
------------------------ ----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                Colorado
------------------------ ----------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES     7          SOLE VOTING POWER:                                                    -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ---------------------------------------------------------- ---------------
                         8         SHARED VOTING POWER:                                           41,536,863
                         --------- ---------------------------------------------------------- ---------------
                         9         SOLE DISPOSITIVE POWER:                                               -0-
                         --------- ---------------------------------------------------------- ---------------
                         10        SHARED DISPOSITIVE POWER:                                      41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            41,536,863
------------------------ ----------------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           8.1%*
------------------------ ----------------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------





---------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

ITEM 1.  SECURITY AND ISSUER

                  The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value 1.00 Peso per share (the "Common Stock"), of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation ("Cresud" or the "Company"). The address of the principal executive office of the Company is Av. Hipolito Yrigoyen 440, 3rd floor, (C1086 AAF) Buenos Aires, Argentina.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement on Schedule 13D is filed by Leucadia National Corporation ("Leucadia"), Phlcorp, Inc. ("Phlcorp") and Baldwin Enterprises, Inc. ("Baldwin"). Leucadia, Phlcorp and Baldwin are sometimes herein referred to collectively as the "Reporting Persons," and each as a "Reporting Person."

                  (a) - (c) and (f) Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. Leucadia also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in the trading of high yield and special situation securities, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. Approximately 25.1% of the common shares of Leucadia outstanding at December 31, 2007 (including shares issuable pursuant to currently exercisable warrants) are beneficially owned (directly and through family members and family trusts) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia. Charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

                  Phlcorp is a Pennsylvania corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Phlcorp is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Leucadia.

                  Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Baldwin is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Phlcorp.

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A hereto.

                  (d) - (e) During the last five years none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On March 14, 2008, Baldwin purchased 55,516,576 coupons representing preemptive rights and accretive rights to purchase shares of common stock and warrants of Cresud (collectively, the "Rights") pursuant to the offering (the "Offering") described in the Prospectus (the "Prospectus"), dated February 25, 2008, contained in the Company's Registration Statement on Form F-3, Registration No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2008. The aggregate amount of funds used by Baldwin to purchase the Rights reported herein was $348,358 and the amount of funds used by Baldwin to exercise the preemptive rights to purchase 31,152,648 shares of Common Stock and 31,152,648 warrants to purchase Common Stock ("Warrants") was $50,000,000. The 31,152,648 Warrants are convertible into 10,384,215 shares of Common Stock. The source of funds used in connection with such purchases was Baldwin's funds available for investment. Pursuant to the exercise of accretion rights, the Reporting Persons will acquire additional shares of Common Stock and Warrants. The Company has disclosed that an aggregate of 10,379,955 shares of Common Stock are subject to the exercise of accretive rights. Based upon this information, the Reporting Persons believe Baldwin will be entitled to an additional 2,489,095 shares of Common Stock and Warrants pursuant to its exercise of accretive rights. Such amounts are not reflected in the beneficial ownership information reported in this Schedule 13D and will be reported in an amendment to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the Rights, shares of Common Stock and Warrants reported herein to obtain an equity position in Cresud. Subject to, among other things, the Company's business prospects, prevailing prices and market conditions, the Reporting Persons may purchase additional shares of Common Stock and/or other securities of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock and/or other securities of the Company in the open market, in privately negotiated transactions or otherwise.

                  Except as set forth in this Report, neither the Reporting Persons, nor to their knowledge, any of their respective directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The responses of the Reporting Persons to Rows (7) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. All percentages in this Item 5 are based on 511,158,987 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons, following the Offering as set forth in the Prospectus (500,774,772 shares of Common Stock as reported in the Prospectus to be outstanding following the Offering, and an additional 10,384,215 shares of Common Stock that may be acquired by the Reporting Persons pursuant to the exercise of the 31,152,648 Warrants beneficially owned by the Reporting Persons). As of March 24, 2008, the Reporting Persons beneficially owned the following shares of Common Stock:

                           (i) Baldwin may be deemed to beneficially own an
aggregate of 41,536,863 shares of Common Stock, representing approximately 8.1% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons. This consists of (A) 31,152,648 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin owns, and (B) 10,384,215 shares of Common Stock, representing approximately 2.0% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Warrants described in Item 6 of this Statement on Schedule 13D.

                           (ii) By virtue of its ownership of all of the
outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                           (iii) By virtue of its ownership of all of the
outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                           (iv) By virtue of their ownership of Leucadia common
shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

         Baldwin beneficially owns or has voting power with respect to approximately 26.27% of the common shares of IFIS Limited ("IFIS"). As disclosed in the Prospectus, IFIS, through its subsidiaries, is deemed to beneficially own approximately 32.1% of the Common Stock (without regard to the exercise of any Rights by IFIS) and is the Company's largest shareholder. The Reporting Persons disclaim beneficial ownership of the Common Stock owned by IFIS.

                  (b) The responses of the Reporting Persons to Rows (7) through
(10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to all] shares of Common Stock beneficially owned by Baldwin reflected in this Statement on
Schedule 13D.

                           Although the Reporting Persons do not currently have
the power to vote or dispose of the 10,384,215 shares of Common Stock that Leucadia, Phlcorp and Baldwin may be deemed to beneficially own pursuant to the terms of the Warrants described in Item 6 of this Statement on Schedule 13D, Leucadia, Phlcorp and Baldwin may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 10,384,215 shares of Common Stock acquirable pursuant to the exercise of these Warrants.

                  (c) Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant the Offering, the Company offered its shareholders rights to subscribe for 180,000,000 shares of Common Stock, together with the right to receive 180,000,000 Warrants. As further described in the Prospectus, under the terms of the Offering each share of Common Stock held entitled its holder to one right (a "Right") to subscribe for (i) 0.561141 shares of Common Stock, (ii) additional shares of Common Stock that remained unsubscribed after the Offering pursuant to the exercise of accretion rights, and (iii) for each new share of Common Stock purchased in the Offering, one Warrant for no additional consideration.

                  On March 14, 2008, Baldwin purchased 55,516,576 Rights on the Buenos Aires Stock Exchange and, pursuant to the Offering, on or about March 17, 2008, subscribed for 31,152,648 shares of Common Stock and Warrants to purchase an additional 10,384,215 shares of Common Stock, as well as its full allotment of accretion rights to purchase additional shares of Common Stock and Warrants. The Warrants are exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November, commencing with the period from May 17 through May 22, 2008; the Warrants expire on May 22, 2015.

                  The Reporting Persons expect to convert the shares of Common Stock beneficially owned into American Depositary Shares (the "ADSs"), each of which represents 10 shares of Common Stock. The ADSs are traded on the NASDAQ Global Select Market under the symbol "CRESY."

                  In connection with its purchase of shares of Common Stock and Warrants, Baldwin has reached an oral understanding with Mr. Eduardo S. Elsztain, Chairman of the Board of Directors of Cresud and a significant shareholder of IFIS, whereby Mr. Elsztain will have the right to purchase 20% of the total number of ADSs and Warrants owned by Baldwin (the "Call Right"), including ADSs and Warrants acquired in connection with the exercise of accretion rights at a price that provides Baldwin with a 15% return calculated on an annual basis. The Call Right is exercisable up to and including March 11, 2010 (the "Exercise Period") and terminates upon the expiration of the Exercise Period. The Call Right is transferable to affiliates of Mr. Elsztain.

                  Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement on Schedule 13D, and any amendment or amendments thereto, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety.

                  All information included in this Statement on Schedule 13D pertaining to the Offering, the Rights and the Warrants is based on information provided in the Prospectus. The information supplied herein with respect to the number of Common Shares and Warrants acquired by the Reporting Persons is estimated based on information in the Prospectus and public disclosure by the Company with respect to the Offering. The Reporting Persons will not be able to confirm such information until the final results of the Offering are disclosed by the Company. As previously disclosed, the Company has not yet disclosed the number of shares of Common Stock that will be issued to the Reporting Persons in connection with the exercise of accretion rights.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Agreement as to Joint Filing of Schedule 13D, dated March 21, 2008, by and among Leucadia National Corporation, Phlcorp, Inc. and Baldwin Enterprises, Inc.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 24, 2008

                                       LEUCADIA NATIONAL CORPORATION

                                       By: /s/ Joseph A. Orlando
                                           ------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President and
                                                  Chief Financial Officer


                                       PHLCORP, INC.

                                       By: /s/ Joseph A. Orlando
                                           ------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President


                                       BALDWIN ENTERPRISES, INC.

                                       By: /s/ Joseph A. Orlando
                                           ------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.
-----------

    1 Agreement as to Joint Filing of Schedule 13D, dated March 21, 2008, by and among Leucadia National Corporation, Phlcorp, Inc. and Baldwin Enterprises, Inc.

                                                                     Schedule A


      DIRECTORS AND EXECUTIVE OFFICERS OF THE LEUCADIA REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below. Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is "(a)", Phlcorp is "(b)", and Baldwin is "(c)".

---------------------------------------------- ----------------- ----------------------------- -----------------------------
                                                                                               Principal Occupation or
Name and Business Address                      Directorships     Offices                       Employment
-------------------------                      -------------     -------                       -----------------------
---------------------------------------------- ----------------- ----------------------------- -----------------------------
Ian M. Cumming                                 (a), (c)          Chairman of the Board of (a); Chairman of the Board of (a)
c/o Leucadia National Corporation                                Chairman of the Board of (c)
529 E. South Temple
Salt Lake City, Utah 84102

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Joseph S. Steinberg                            (a), (c)          President of (a); President   President of (a)
                                                                 of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Paul M. Dougan                                 (a)               --                            Private Investor

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Lawrence D. Glaubinger                         (a)               --                            Private Investor

---------------------------------------------- ----------------- ----------------------------- -----------------------------
James E. Jordan                                (a)               --                            Private Investor

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Jesse Clyde Nichols, III                       (a)               --                            Private Investor

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Alan J. Hirschfield                            (a)               --                            Private Investor and
                                                                                               Consultant

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Jeffrey C. Keil                                (a)               --                            Private Investor

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Philip M. Cannella                             (b)               Assistant Vice President      Assistant Vice President
                                                                 and Director of Taxes of (a); and Director of Taxes of (a)
                                                                 Vice President of (b);
                                                                 Vice President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Thomas E. Mara                                 (b)               Executive Vice President of   Executive Vice President of
                                                                 (a);                          (a)
                                                                 President of (b);
                                                                 Executive Vice President of
                                                                 (c)
---------------------------------------------- ----------------- ----------------------------- -----------------------------


---------------------------------------------- ----------------- ----------------------------- -----------------------------
                                                                                               Principal Occupation or
Name and Business Address                      Directorships     Offices                       Employment
-------------------------                      -------------     -------                       -----------------------
---------------------------------------------- ----------------- ----------------------------- -----------------------------

Joseph A. Orlando                              (b), (c)          Vice President and Chief      Vice President and Chief
                                                                 Financial Officer of (a);     Financial Officer of (a)
                                                                 Vice President and
                                                                 Treasurer of (b); Vice
                                                                 President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Barbara L. Lowenthal                           --                Vice President and            Vice President and
                                                                 Comptroller of (a);           Comptroller of (a)
                                                                 Vice President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Justin R. Wheeler                              --                Vice President of (a);        Vice President of (a)
                                                                 Vice President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Jane Goldman                                   --                Assistant Vice President of   Assistant Vice President of
                                                                 (a);                          (a)
                                                                 Vice President of (b)
---------------------------------------------- ----------------- ----------------------------- -----------------------------
Joseph M. O'Connor                             --                Vice President of (a);        Vice President of (a)
                                                                 Vice President of (b);
                                                                 Vice President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Joseph E. Sartin                               --                Vice President and            Vice President and
                                                                 Assistant Secretary of (b)    Assistant Secretary of (b)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Rocco J. Nittoli                               --                Treasurer of (a);             Treasurer of (a)
                                                                 Treasurer of (c)
---------------------------------------------- ----------------- ----------------------------- -----------------------------
Patrick D. Bienvenue                           --                Vice President of (c)         Vice President of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
Corinne A. Maki                                --                Vice President & Assistant    Vice President & Assistant
                                                                 Secretary of (c)              Secretary of (c)

---------------------------------------------- ----------------- ----------------------------- -----------------------------
